Mead Johnson Nutrition Company

Investor Road Show Presentation

Filed by Mead Johnson Nutrition Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Bristol-Myers Squibb Company

Subject Company’s Commission File No.: 1-1136

The following is a transcript of a presentation made by Mr. Stephen W. Golsby, the CEO of Mead Johnson Nutrition Company, and Mr. Peter G. Leemputte, the CFO of Mead Johnson Nutrition Company, on www.netroadshow.com in connection with the exchange offer. The slides to which this presentation relates are identical to those that have been previously filed by the company under Rule 425.

*************************

The terms and conditions of the exchange offer being made by Bristol-Myers Squibb Company (“BMS”) are more fully described in the registration statement filed by Mead Johnson Nutrition Company (“Mead Johnson”) with the U.S. Securities and Exchange Commission (“SEC”) and a Schedule TO filed by BMS with the SEC. The prospectus, which is included in the registration statement, contains important information about BMS, Mead Johnson, the exchange offer and related matters. Investors and security holders are urged to read carefully and in its entirety the prospectus and any other relevant documents filed with the SEC before making any investment decision. None of BMS, Mead Johnson or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer. Investors can also obtain a free copy of the prospectus and other related documents filed with the SEC by BMS and Mead Johnson at the SEC’s web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from BMS at www.bms.com or Mead Johnson at www.meadjohnson.com.

Steve Golsby:	Given our IPO in February of this year, we talk of ourselves as being a new public company but, of course, Mead Johnson is 104 years old, founded in 1905 by an entrepreneur and a father who had serious concerns about feeding problems faced by his infant son. He created the first clinically supported infant feeding product in the U.S. and here we are 104 years later with the same mission, to support the healthy growth and development of infants and children, but now on a global scale. Nevertheless, we are still just as focused on pediatric nutrition as he was, which makes us very unique in our industry, where our competitors tend to be diversified health care or food companies. So we’ve transformed from being a provincial family company to being a global leader in a large and growing industry. The industry divides into two parts - infant formula is a breast milk substitute for the first year of life and children’s nutritional supplements are given in addition to other foods to ensure the healthy growth and development of children. We’re a leader in the industry, number one in infant formula and number three in children’s nutrition by value in the markets in which we compete. And our vision, purely and simply, is to be the premier company in this industry. I’m going to talk to you about seven fundamental success factors that create shareholder value in Mead Johnson. Firstly, we are in a very attractive industry and I’ll describe some of the fundamentals that will underpin future growth. We have leading brands that are the envy of our competitors, a compelling geographic portfolio with about half of our business in developed markets and half in emerging markets, a strong innovation pipeline, an unwavering commitment to quality that is essential given the trust that parents and health care professionals place in our products, a track record of productivity that delivers superior operating margins, a diverse and experienced leadership team and, as Pete will describe, proven financial performance. The industry today is valued at $23 billion. It is expected to grow to over $32 billion in the next five years, a very attractive average growth rate compared to other consumer products categories. The slowdown in growth versus the previous five years is as a consequence of assumed lower pricing inflation. You will know that dairy prices rose dramatically during 2007 and 2008 and caused price inflation in this category. It’s not assumed to repeat in the next five years. So the volume growth is expected to be strong. On the right-hand side you can see that almost 70% of the growth in the next five years is expected to come from Asia and Latin America, and 59% of Mead Johnson’s sales in the third quarter were in those regions. So we’re extremely well poised to capitalize on where the industry growth is expected to occur. Why is the industry growing? Well, firstly, the number of babies being born into middle class families is growing dramatically in emerging markets, notably China. Secondly, while women often choose to breast feed when their baby is first born, because they have to go back into the workforce or because they’re better educated and have professions, they choose to go back into the workforce, they are able to breast feed for shorter periods. Thirdly, there is a greater understanding that early life nutrition will condition your life-long health. The nutrition your parents give you in the first years of life will condition your immune system, your resistance to allergies, your cardiovascular health, your metabolic health. This is being better and better understood and, as a consequence, people are prepared to pay higher prices for science-based premium nutritional products. Parents generally prefer not to compromise on the nutrition they give their infants and children. And so, while we’re not immune to the current global economic crisis, our products are less price-elastic than in many other categories and, therefore, we perform better than many other companies. We have iconic brands, the Mead Johnson name itself, which has been in existence for 104 years, and Enfamil, which we first launched in 1957. Enfa is the leading franchise in this industry globally. And specialty brands like Nutramigen, well known if your child has cow’s milk protein allergy. And a cluster of children’s brands that we’ve converged over time within a proposition of complete nutrition for 100% peace of mind. These brands provide the architecture for our products and our innovation and add significant value to the products themselves, allowing us to command premium prices and bond emotionally with parents around the world. We’ve taken what was once an infant formula back into prenatal supplements and out into school age milks, all within this Enfa brand franchise. So you can see in this slide that we have successfully engineered this brand in a very creative and yet disciplined fashion. We have about 70 products that we have developed, many of them new to the market. I’ll talk about our innovation pipeline in a moment. We have two broad categories of products - breast milk substitutes for both healthy infants and infants who face feeding problems, allergies and challenges from prematurity, and then we have nutritional supplements for children of 12 months and beyond. The solutions and specialty infant formula products represent an important part of our business, offering high science, high margins and high growth as a consequence of the rise in the number of premature births, the allergy march and the better education and understanding of pediatricians and the role that nutrition plays in management of these conditions. We drive demand everywhere we do business using a three-pillared model. We drive demand direct to the consumer, through the health care professional and in partnership with retailers and pharmacies. Everywhere we do business this model exists but it varies from country to country. How you influence the demand for your products has to be understood at a local level. And the weighting between these three pillars will change and the programs that we drive will change. The demand creation model is dynamic within any given market. So, for example, here in the U.S. in the last 10 years women have become more confident making infant formula decisions for themselves and they are not consulting their pediatrician as often. If you want to communicate with a consumer, you no longer do it solely through magazines, you also do it through direct mail and through the internet. So understanding the dynamic nature of this influence model, market by market, really is the key to success. We put a lot of emphasis on executional excellence, given that our strategies are very focused, clearly defined and have proven success. We have a compelling geographic portfolio. Half our business is in stable markets. These are lower growth but high margin and certainly less volatile, the largest of which is the U.S. market. The other half of our business is in emerging markets growing in strong double digits. Eight of our top 10 markets are emerging geographies. China is certainly the largest of them but the other markets that I show you here have combined revenues today of over $1.2 billion and I’ll talk about them a little more in a moment. The market where we have faced most competitive pressure and where our sales have declined over the last year is the U.S. market, our largest single market. There are essentially three things going on. Firstly, a birth rate decline of 4% according to latest government statistics. Not surprisingly, many parents in this economic environment are deferring the decision to have a child. On top of that, parents who do have a child and who use infant formula are perhaps moving from infant formula onto cow’s milk and other foods a little earlier than they would otherwise have done. And so there’s a volume decline in the category in the U.S. And then thirdly, we have lost some market share, firstly to private labels during the period of high inflation last year. And this year we’ve lost share to our main competitor, Abbott, as a consequence of them coming to market with a key innovation before Mead Johnson. We have addressed all of the elements that are in our control. We have launched several key innovations. We’re investing at record levels. We have improved marketing programs. Indeed, you may even see us on TV for the first time with our Triple Health Guard story. We’re partnering with retailers to ensure that our brands are appropriately promoted in store. We’ve recently won a number of important hospital contracts. We’ve entered the toddler nutrition business with our Enfagrow brand and have brought in new leadership. The general manager of our U.S. business previously ran the U.S. health care business for Proctor & Gamble and has excellent experience. We’re now starting to see our share stabilize based on unit sales. So we’re hopeful that these strategies will be successful and lead us to growth next year. China is the jewel in the crown for Mead Johnson, our number two market and our fastest growing market. We have a very strong infant nutrition market share and it’s extremely profitable. We started in four cities and we’ve systematically expanded. By the end of this year, we’ll be in over 120 cities. All of those cities have large populations and well established retail and health care infrastructure. And while the success of the last 10 years is remarkable, the potential over the next 10 years is even more exciting. There’s no doubt in my mind that China will be our number one market in the not too distant future. The strategy is very clear and so success depends on disciplined execution in the marketplace and we have a very strong team on the ground in China. As I said, the other emerging markets represent revenues of over $1.2 billion today. Markets like the Philippines, Mexico, Thailand, Malaysia and Indonesia are extremely important to us. We take the same business model, the same brands and the same products and we execute with excellence, using the three-pillared demand creation strategy that I described before. Given that the fundamentals in these markets are in our favor, we expect to capitalize both on market growth and on market share growth potential. We’re also sowing seeds in some important new markets. We’re not complacent about the portfolio we have. We have now entered the markets of India and Russia. It’s going to be some years before we see substantial sales but we believe they will come because these countries have large numbers of births and the consumer is very receptive to premium international science-based nutritional products. We believe our business model works wherever we take it and we certainly expect success in both of these markets and, indeed, other new seeds that we have on our horizon in years to come. We’ve doubled the investment in R&D over the last five years and it’s now beginning to pay dividends. Over 30 new products will be launched by Mead Johnson around the world this year. I’m showing just some of them here. In the top row in the middle you’ll see our new flagship product, Enfamil Premium with DHA, ARA and prebiotics. This is a product that we introduced in the second quarter in the United States and it’s truly a science-based innovation. Immediately below that you’ll see Enfamil Restfull. This capitalizes upon a market segmentation opportunity. Babies often wake up at night hungry. That’s a nuisance to parents and it doesn’t help the babies’ healthy growth. So we have created a formula that will lead the baby to feel full longer in a natural way and, therefore, wake up less often. Once you get beyond the first few months of life, a baby’s taste buds start to develop and so the product has to taste good as well as being nutritionally sound. And so on the bottom left you can see Enfagrow with flavor enhancement. Enfagrow is an important brand in our international markets and now in our U.S. business. And on the bottom right you can see some packaging innovations. We’ve introduced for the first time in test markets in the U.S. infant formula in foil pouches contained in a cardboard box. We deliver Enfamil Premium at a lower cost per serving to the consumer and put less of a burden on the environment through less packaging waste. And companies like Wal-Mart are reacting positively because they have a commitment to the environment. You’ve seen this important chart before so I won’t dwell on it. These are the clinical benefits that Enfamil Premium can claim - enhanced visual acuity, enhanced mental development and a significant reduction in allergic manifestations for the first three years of life. Underpinning all of this is a very efficient supply chain network with seven wholly owned manufacturing facilities. We also use third parties to complement those facilities. We put spray drying plants closest to where the milk source is and we put the finishing plants closest to the customer in our biggest markets. And, as a consequence of that efficient network and our very high manufacturing yields, our gross margins are competitively superior. We outsource anything that isn’t a core capability, for example, warehousing and distribution. And we have an unwavering commitment to quality. Every unit sold has to be of the highest quality. We cannot afford one child to be sick as a consequence of a lapse in that quality so every raw material, every finished product goes through literally hundreds of tests before it is released and we’re spending millions of dollars every year making sure that we upgrade those capabilities. This is my last slide before handing off to Pete. We have a diverse and experienced leadership team. I’m a great believer that the diversity of your management has to reflect the diversity of your customer. We have five different nationalities represented on the management committee. Four of us have been with the company for more than 10 years and have deep company experience and four have less than five years with the company and bring a very important external perspective. And we have five and a half thousand employees around the world who are inspired by our mission to give infants and children the best start in life and, of course, enjoy competing in a dynamic and fast growing global industry. With that, I’ll hand over to Pete and I’ll come back to wrap up in a few minutes.

Pete Leemputte:	Thanks Steve and good afternoon everyone. The one key message that I want to leave you with today is that we have a very consistent history of top line sales and bottom line earnings growth year after year after year. That’s no accident, it’s how we manage the business and we’re committed to delivering the same moving forward. That’s also evident in the financial results we’ve delivered through the first three quarters of 2009. Adjusted sales are up 4%, excluding the impact of foreign exchange. That was led by very impressive 14% growth ex-FX in our emerging markets in Asia and Latin America and offset in part by a 9% decline ex-FX in the mature markets of North America and Europe for the reasons Steve already mentioned. We leveraged that top line growth and delivered a 17% increase in pre-tax earnings, excluding foreign exchange impacts. The earnings growth is driven by the positive impact of lower commodity costs and dairy inputs in particular, along with the benefit of pricing actions taken in 2008 in response to those cost increases, and strong productivity, which I’ll talk about further in a minute. Let’s walk through some of the key drivers of our financial performance, starting with sales. What’s shown here is a breakout of our constant dollar sales growth from 2005 through 2008, broken out between pricing and volume. You’ll see that our sales grew by 8% per year and it’s a very good balance, split almost equally between pricing and volume. More recently in 2008, and the same trend is evident in 2009, pricing has contributed more significantly toward sales growth because of the need to recapture higher dairy costs. And the pediatric nutrition category has generally been able to pass on higher costs if we deliver innovative products designed to meet the nutritional needs of the infants and children. Dairy is important because it accounts for about a quarter of our total $1 billion in spending for cost of goods sold. These aren’t just dry milk powders, but also other dairy inputs like lactose and whey. The second biggest category of raw materials spending is for agricultural products, which includes DHA, that benefits visual acuity, mental development and reduced allergic manifestations. That alone accounts for about 10% of cost of goods sold. Agricultural products also include sunflower and canola oils, among others, also used in our formulations. So it won’t come as a surprise that dairy costs impact our gross margins. What I’ve shown here in the bars is a weighted average of dairy prices in Asia, Europe and North America shown on a six month lag. That lag is important because most of our supply contracts have pricing based on spot prices in the prior quarter. So we see a three month lag from that factor alone. In addition, we have three to four months of inventory on hand within Mead Johnson. So it takes a total of about a half year before we see the impact of spot price fluctuations flow through our cost of goods sold and earnings. What you can see is that our gross margins fell as dairy prices nearly doubled in 2007 and the first half of 2008. And as dairy prices fell, gross margins recovered. Looking forward, we have seen some increase in dairy prices in the last three or four months. So that impact will be seen in our earnings as we exit the first quarter of 2010. Dairy is still well below the peak levels of recent years and, as a result, it may prove a bit more difficult to push pricing to fully offset the cost increase. As a result, we may see some pressure on gross margins next year. Now, there are many puts and takes driving margins and one key area of focus is productivity. We have a strong culture of striving for continuous improvement and it proves most visible in our supply chain. We target a 3% reduction in our cost of goods sold each year. And we’ve met that goal for the past five years. The numbers shown here are estimated annual savings versus the prior year. On a cumulative basis over the period shown, we’ve delivered an estimated $160 million in annual savings. This is one of the key reasons that we report industry leading EBIT margins. In 2008 we believe that our EBIT margins were 600 to 700 basis points ahead of our key global competitors and our productivity initiatives represent one of the important drivers of that performance. Turning to operating expenses, we’ve been making investments to drive sustainable growth. That shows up in a number of ways. First, advertising and promotion spending ran at 13.4% through September of 2009, above our recent history. We’ve also added to our sales force, not only in China where we’ve executed with excellence, but in other growth markets in Asia and Latin America, as well as seed markets in India and Russia. And R&D spending has increased at a 14% compound annual growth rate over the past five years shown here. Investments have also been made in developing our stand-alone infrastructure. In the short time since the IPO, we have established stand-alone functions for HR, legal and much of the finance organization. Our focus has now turned to three areas - IT, backroom accounting and indirect procurement. We operate today off BMS’ shared service centers for these three functions. We are making an investment in a global SAP IT platform designed for a $3 billion consumer goods company, as opposed to a $20 billion pharmaceutical firm. And IBM has been selected as our new shared service partner. Our work is scheduled to be complete by early 2012. By the time we’re done, we expect to have a lower cost structure that we can more easily leverage as we grow further. We recently completed the refinancing of our debt owed to Bristol-Myers, which totaled about $1.75 billion. We issued $1.5 billion in bonds ranging in duration from 5 to 30 years and we drew down $200 million on a revolver in order to maintain some flexibility for debt retirement moving forward. We were very pleased with the success of the offering. We expect to generate interest expense savings of 7 cents to 9 cents per share after tax and we doubled the average duration of our debt from 6 to 12 years. So we’re very comfortable with our capital structure. That comfort is the result of our stable and strong cash flow. We have delivered $400 million or more of free cash flow in 2007 and 2008. One of the measures I like to look at as the CFO is the ability of turning earnings into cash, and we do an excellent job. Our free cash flow in the prior two years stands at 97% of our earnings. I’d also like to point out that the IPO has allowed us to re-emphasize working capital management. In 2009 through September, we generated $47 million in cash from working capital reductions, largely lower inventories and higher accounts payable. And we have more reductions we’ll pursue in the future. Before turning this over to Steve, let me end by saying that our strong liquidity gives us the flexibility to invest in our future growth. So back to Steve.

Steve Golsby:	Thanks Pete. Let me wrap up with two slides. So, we intend to grow with the market and we intend to grow our share in the markets in which we compete. In addition to that, we are expanding our geographic footprint, both in new markets such as India and Russia, and by distributing to more cities in countries like China. And then, as Pete just mentioned, we’re pursuing adjacencies that will allow us to leverage our core capabilities, both organic such as the toddler initiative in the United States and potentially through tuck-in acquisitions. And so what I hope you’ve taken away from this short presentation is that we’re already a leader in a very attractive industry that is growing. We have strong brands, a compelling geographic portfolio with a leadership position in emerging markets that many consumer product companies would love to have, a strong innovation pipeline and a capability in research and development that will sustain it, an unwavering commitment to quality, a track record of productivity and proven financial performance. Thank you.

[End of recording]

*************************

Factors Affecting Comparability—Adjusted Non-GAAP Financial Measures

This presentation contains adjusted non-GAAP financial measures, including non-GAAP net sales and EBIT, adjusted for factors that affect comparability due primarily to the impact of the company’s IPO. The items included in GAAP measures, but excluded for the purpose of determining non-GAAP net sales and EBIT, are the impact of operating model adjustments, a gain on sale of an intangible asset, a favorable patent settlement and specified IPO and other costs. Non-GAAP net sales and EBIT adjusting for these items is an indication of the company’s underlying operating results and intended to enhance an investor’s overall understanding of the company’s financial performance. In addition, this information is among the primary indicators the company uses as a basis for evaluating company performance, setting incentive compensation targets and planning and forecasting of future periods. This information is not intended to be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP. Tables that reconcile GAAP to non-GAAP disclosure are included in the Appendix to the presentation.

The numbers used in this presentation have been subject to rounding.

14